Granite City Food & Brewery Ltd.
5402 Parkdale Drive, Suite 101
Minneapolis, MN 55416

August 26, 2011

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C.  20549

Attention:	Justin Dobbie and Chanda DeLong

Re:	Granite City Food & Brewery Ltd.
Amendment No. 1 to Registration Statement on Form S-3
Filed July 22, 2011
File No. 333-174908

Ladies and Gentlemen:

We are responding to the letter from Justin Dobbie dated August 12, 2011.  Our response follows the comment included in such letter, which is presented in boldface type.  We are also contemporaneously filing Amendment No. 2 to our Form S-3 (“Amendment No. 2”).

General

1.     We note your response to our prior comment one and we are unable to agree with your conclusion based on the arguments you have presented.  Please revise to name CDP as a statutory underwriter or provide us with additional arguments in support of your position.

Based upon our counsel’s conversation with the staff, we have determined to reduce the number of shares for which CDP seeks resale registration pursuant to Amendment No. 2 to one-third of our public float.  We believe that this over 86% reduction in the number of shares for which CDP sought resale registration, when coupled with our previously provided analysis, will enable the staff to permit Amendment No. 2 to be declared effective (following its receipt of a related acceleration request) without naming CDP as a statutory underwriter.

Our company acknowledges that:

•              should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•              the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•              the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information or have any questions, please call me at (952) 215-0676 or Brett D. Anderson, Esq. of Briggs and Morgan, P.A., our outside counsel, at (612) 977-8417.

Very truly yours,

Granite City Food & Brewery Ltd.

/s/ James G. Gilbertson
James G. Gilbertson
Chief Financial Officer

cc:	Fouad Z. Bashour
Robert J. Doran
Russell E. Andrews
Avron L. Gordon, Esq.
Brett D. Anderson, Esq.
Martin F. Doublesin, Esq.